Exhibit 12

                          Tucson Electric Power Company
                Computation of Ratio of Earnings to Fixed Charges



                                          3 Months Ended  12 Months Ended    12 Months Ended
                                          ------------------------------------------------------------------------------------------
                                              Mar. 31         Mar. 31      Dec. 31,   Dec. 31,    Dec. 31,    Dec. 31,   Dec. 31,
                                               2004            2004          2003       2002        2001        2000       1999
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                                                                           - Thousands of Dollars -
Fixed Charges:
  Interest on Long-Term Debt                     $ 20,381        $ 77,694   $ 76,585    $ 65,620    $ 68,678   $ 75,076    $ 78,220
  Other Interest (1)                                  309           1,922      1,820         273         441        211       1,696
  Interest on Capital Lease Obligations            20,037          83,356     84,053      87,783      90,506     92,815      82,414
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Total Fixed Charges                                40,727         162,972    162,458     153,676     159,625    168,102     162,330

Net Income                                            794          70,336    128,913      55,390      77,778     52,762      76,371

Less:
   Extraordinary Income & Accounting Change -
       Net of Tax                                       -               -     67,471           -         470          -      22,597
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Net Income from Continuing Operations                 794          70,336     61,442      55,390      77,308     52,762      53,774

Add (Deduct):
  (Income) Losses from Equity Investees (2)           (21)           (123)       (76)         17         700      1,543           -
  Income Taxes                                      2,074          27,244     21,090      36,434      57,545     27,610      24,249
  Total Fixed Charges                              40,727         162,972    162,458     153,676     159,625    168,102     162,330
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Total Earnings before Taxes
and Fixed Charges                                $ 43,574       $ 260,429  $ 244,914   $ 245,517   $ 295,178  $ 250,017   $ 240,353
====================================================================================================================================


Ratio of Earnings to Fixed Charges                  1.070           1.598      1.508       1.598       1.849      1.487       1.481

(1)  Excludes recognition of Allowance for Borrowed Funds Used During
     Construction.
(2)  Truepricing and Inncom (income) losses.